SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2007

Commission File Number 1-14846

        AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes __   No <u>X</u>

Enclosure: Press release – AngloGold Ashanti announces change to its board



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA06.07

Tuesday, 31 July 2007

Bobby Godsell Retires as CEO at AngloGold Ashanti

The Chairman of AngloGold Ashanti, Russell Edey, this morning announced that Bobby Godsell would be retiring from the company and the board with effect from 30 September 2007. Mr Godsell was appointed Chief Executive Officer of the Gold and Uranium Division of Anglo American in July 1995 and Chief Executive Officer of AngloGold Ashanti in April 1998.

The company simultaneously announced the appointment of Mark Cutifani as Mr Godsell's successor. Mr Cutifani currently holds the position of Chief Operating Officer at CVRD Inco where he has responsibility for CVRD Inco's global nickel business. He will take up his new position in mid-September.

Commenting on the announcement, Russell Edey said, "The board and management of AngloGold Ashanti are very fortunate to have had the benefits of Bobby's inspiration, leadership and innovative flair for the past 12 years. I have no doubt that he will continue to make a contribution to South Africa in whatever course he chooses now to follow. We believe that Mark Cutifani is a person well-suited to meet the challenges which face AngloGold Ashanti and the gold industry at large".

Bobby Godsell said today, "It is the right time to change leaders. In Mark Cutifani, a mining engineer with a wide and impressive track record of both operating and executive experience across a range of minerals, including gold, and on several continents, we have a new leader who brings exactly the qualities and experience needed for AngloGold Ashanti's new chapter.

"For my own part, after 34 years in corporate life I am looking forward to exploring new ways of being a constructive citizen of my country."

Appointment of Neville Nicolau as Sole Chief Operating Officer

Additionally, Mr Edey today announced that Roberto Carvalho Silva, after a long and impressive career with this company and its predecessor, spanning more than three decades, has decided to leave AngloGold Ashanti in September. The board and management wish him well in his future pursuits. Neville Nicolau will become the Chief Operating Officer of the company with responsibility for all operations. Mr Carvalho Silva will assist Mr Nicolau in the consolidation of the two operating regions, which will commence as soon as possible.

ENDS

Note for Editors

A summarized version of Mr Cutifani's résumé is attached for information.

MARK CUTIFANI

Education

University of Wollongong, Wollongong
B.E., Mining Engineering (First Class Honours)

Previous Experience

2007-date	CVRD INCO Chief Operating Officer
2003-2006	INCO Ltd. Toronto, Ontario
2006	Chief Operating Officer
2005-2006	President, North America and Europe
2004-2005	President, Ontario Operations
2003-2004	Vice President, Mines Operations, Canada and UK
2000-2002	SONS OF GWALIA LTD West Perth, Australia Managing Director
1998-2000	NORMANDY MINING LTD Adelaide, Australia
1999-2000	Group Executive, Mining and Development
1998-1999	Group Executive, Mining
1994-1997	WMC LTD
1997	Group Manager, Project Management
1994-1996	Manager, Operations - Nickel
1993-1994	SAVAGE RESOURCES LTD
	General Manager, Coal

1988-1993	KALGOORLIE CONSOLIDATED GOLD MINES
1991-1993	General Manager, Operations, Gold
1990-1991	Manager, Business Analysis and Development
1989-1990	Manager, Open Cuts Operations
1988-1989	Resident Manager, KMA
1976 -1988	CRA LTD Melbourne, Australia
1986-1988	Manager, Coal, Coalcliff
1984-1986	Deputy Manager and Operations Superintendent
1982-1984	Engineer, Planning, Coalcliff
1976- 1982	Miner/Cadet/Trainee

Personal Details

Mark, an Australian, is 49 years old. He and his wife, Luana, have four young children.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 31, 2007

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary